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ANNUAL AUDITED REPORT
FORM X-17A-5 *
PART III

SEC FILE NUMBER
8-67822

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/2018 AND ENDING 03/31/2019
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: EnTrustPermal Securities LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

300 Park Avenue
(No. and Street)

New York (City) NY (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Jill Zelenko 212-224-5578
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

300 Madison Avenue (Address) New York (City) NY (State) 10017 (Zip Code)

SEC Mail Processing Section
MAY 30 2019
Washington DC
413

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jill Zelenko, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of EnTrustPermal Securities LLC, as of March 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ELIZABETH CURRAN
NOTARY PUBLIC-STATE OF NEW YORK
No. 01CU6144097
Qualified in New York County
My Commission Expires April 24, 2022

Signature

Chief Financial Officer/FINOP
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ENTRUSTPERMAL SECURITIES LLC

STATEMENT OF FINANCIAL CONDITION

MARCH 31, 2019

ENTRUSTPERMAL SECURITIES LLC

Contents

Report of Independent Registered Public Accounting Firm

To the Managing Member and Member of EnTrustPermal Securities LLC

Opinion on the Financial Statement – Statement of Financial Condition

We have audited the accompanying statement of financial condition of EnTrustPermal Securities LLC (the "Company") as of March 31, 2019, including the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of March 31, 2019 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of this financial statement in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

New York, NY
May 29, 2019

We have served as the Company's auditor since 2016.

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017
T :646-471-3000, F :813-286-6000, www.pwc.com/us

ENTRUSTPERMAL SECURITIES LLC

Statement of Financial Condition
March 31, 2019

ASSETS	
Cash	$ 528,826
Fees receivable	2,087,000
Prepaid assets	91,995
	$ 2,707,822
LIABILITIES	
Commissions payable	$ 2,087,000
Accrued expenses	13,000
	2,100,000
MEMBER'S EQUITY	607,822
LIABILITES and MEMBER'S EQUITY	$ 2,707,822

The accompanying notes are in integral part of this financial statement.

ENTRUSTPERMAL SECURITIES LLC

Notes to Financial Statement
March 31, 2019

1. ORGANIZATION

EnTrustPermal Securities LLC (the "Company"), formerly known as EnTrust Securities LLC, a Delaware limited liability company, currently owned by EnTrustPermal LLC and EnTrustPermal FOF Management GP LLC, was organized on April 15, 2003. Effective July 15, 2008, the Company was registered under the Securities Exchange Act of 1934 as a broker-dealer and was approved as a member firm by the Financial Industry Regulatory Authority ("FINRA"). The Company commenced operations as a broker-dealer at the close of business on June 30, 2009.

2. SIGNIFICANT ACCOUNTING POLICIES

The financial statement is prepared in conformity with accounting principles generally accepted in the United States of America. The Company maintains its cash in one bank account which, at times, may exceed federally insured limits.

Use of estimates:

The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue recognition:

The Company earns fees for providing solicitation and referral services to the affiliated entities. These fees are recorded on an accrual basis when earned, in accordance with ASC 606.

Income taxes:

The Company is a limited liability company treated as a partnership. Each partner is individually responsible for income taxes that result from the Company's operations. Therefore, no provision for federal or state income taxes is included in the accompanying financial statement.

Tax laws are complex and subject to different interpretations by the taxpayer and taxing authorities. Significant judgment is required when evaluating tax positions and related uncertainties. Future events such as changes in tax legislation could require a provision for income taxes. Any such changes could significantly affect the amounts reported in the statement of operations.

Management is responsible for determining whether a tax position taken by the Company is more likely than not to be sustained on the merits. The Company has not recognized in this financial statement any interest or penalties related to income taxes and has no material unrecognized tax benefits. There are currently no income tax returns under audit.

3. Related Party Transactions

Fee Income and Payroll Commissions:
The Company engages in material transactions with affiliated entities. The Company maintains an agreement with its affiliates whereby the Company receives a percentage of certain management fees earned by each affiliate for providing solicitation and referral services. For the period ending March 31, 2019, all fees earned were from affiliated entities. The fee income includes reimbursements from affiliated entities for direct expenses. The results of operations of the Company may not be indicative of the results of the operations if the entities operated independently on an arm's length basis.

The commission expenses to employees are calculated based on a commission rate scale applied to management fees earned by certain affiliates from investor accounts referred by the Company's employees. These rates may vary depending on the nature of the investor account referred as agreed upon by each affiliate.

Other Expenses:
The Company bears the costs of its filing, registration fees, payroll and commission expenses. An affiliate, EnTrustPermal Partners Offshore LP, pays all expenses on behalf of the Company and does not receive reimbursement from the Company. Amounts related to direct expenses, paid for by an affiliate, are included in other expenses.

4. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital of 6 2/3% of aggregate indebtedness, as defined, or $25,000, whichever is greater. At March 31, 2019, the Company had net capital of $515,826 which is $375,826 in excess of its required net capital.

Rule 15c3-1 also requires that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1. At March 31, 2019, the Company's ratio of aggregate indebtedness to net capital was 4:07 to 1.

5. Subsequent Events

The Company evaluated all events that occurred from April 1, 2019 through May 29, 2019, the date the financial statement was issued. During the period, the Company did not have any material recognizable subsequent events that would require disclosure in the Company's financial statement.